# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GD Culture Group Ltd, CIK 0001641398
CUSIP: 19200A204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 111 TOWN SQUARE PLACE, SUITE #1203, JERSEY CITY, New Jersey (NJ), 07310
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0002132948
Persons authorized to receive notices and communications: ZHANG Binyang, Unit 2204, 22/F, Lippo Centre, Tower 2, 89 Queensway, Hong Kong (K3), 999077, 8618823790201

## Reporting persons
- Wealthy Concord Ltd (CIK 0002132948): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 2,782,443; shared voting power 0; sole dispositive power 2,782,443; shared dispositive power 0; aggregate amount beneficially owned 2,782,443 (4.6% of the class)
  Comment: (1) Represents 2,782,443 shares of common stock of the Issuer (the "Shares") held of record by Wealthy Concord Limited. Does not include any Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is approximately 4.6%, calculated based on a total of 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
- East Valley Technology Ltd (CIK 0002132952): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 2,782,443; shared voting power 0; sole dispositive power 2,782,443; shared dispositive power 0; aggregate amount beneficially owned 2,782,443 (4.6% of the class)
  Comment: (1) Represents 2,782,443 Shares held of record by East Valley Technology Limited. Does not include any Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is approximately 4.6%, calculated based on a total of 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
- ZHANG Binyang (CIK 0002133009): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 2,782,443; shared voting power 0; sole dispositive power 2,782,443; shared dispositive power 0; aggregate amount beneficially owned 2,782,443 (4.6% of the class)
  Comment: (1) Represents 2,782,443 Shares held of record by Wealthy Concord Limited, over which Mr. Zhang has sole voting power and sole dispositive power by virtue of (i) his ownership of 51% of the issued share capital of Wealthy Concord Limited, (ii) his position as sole director of Wealthy Concord Limited, and (iii) the written authorization of the other shareholder of Wealthy Concord Limited to act as sole authorized signatory of Wealthy Concord Limited in respect of the Proposed Transaction. Does not include any Shares that the Reporting Person may be deemed to beneficially own pursuant to his membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is approximately 4.6%, calculated based on a total of 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
- CUI Runan (CIK 0002132397): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 2,782,443; shared voting power 0; sole dispositive power 2,782,443; shared dispositive power 0; aggregate amount beneficially owned 2,782,443 (4.6% of the class)
  Comment: (1) Represents 2,782,443 Shares held of record by East Valley Technology Limited, over which Ms. Cui has sole voting power and sole dispositive power by virtue of her ownership of 50,000 shares (representing 100%) of the issued share capital and her position as sole director of East Valley Technology Limited. Does not include any Shares that the Reporting Person may be deemed to beneficially own pursuant to her membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is approximately 4.6%, calculated based on a total of 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: GD Culture Group Ltd
Address of issuer's principal executive offices: 111 TOWN SQUARE PLACE, SUITE #1203, JERSEY CITY, New Jersey (NJ), 07310
Comment: This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of GD Culture Group Ltd, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 Town Square Place, Suite #1203, Jersey City, New Jersey 07310.

## Item 2. Identity and Background
Name of person filing:
(A) Wealthy Concord Limited ("WC")
(B) East Valley Technology Limited ("EVT")
(C) ZHANG Binyang ("Mr. Zhang")
(D) CUI Runan ("Ms. Cui")
Residence or business address:
(A) Unit 2204, 22/F, Lippo Centre, Tower 2, 89 Queensway, Hong Kong
(B) Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands
(C) Unit 2204, 22/F, Lippo Centre, Tower 2, 89 Queensway, Hong Kong
(D) No. 2-A-1506, Great Wall Building, No. 2 Baihua 4th Road, Futian District, Shenzhen, Guangdong Province, China
Present principal occupation or employment:
(A) WC's principal business is that of an investment holding company
(B) EVT's principal business is that of an investment holding company
(C) Mr. Zhang's present principal occupation is sole director of WC
(D) Ms. Cui's present principal occupation is sole director of EVT
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(A) Hong Kong
(B) British Virgin Islands
(C) People's Republic of China
(D) People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares beneficially owned by WC and EVT, respectively, were acquired on September 29, 2025, the closing date of the transactions contemplated by the Agreement and Plan of Securities Exchange dated September 10, 2025 (the "Exchange Agreement"), by and among the Issuer, Pallas Capital Holding Ltd, a British Virgin Islands business company ("Pallas"), and the shareholders of Pallas (including WC and EVT). Pursuant to the Exchange Agreement, each of WC and EVT contributed its shares in Pallas to the Issuer in exchange for 2,782,443 Shares. No cash consideration was paid by any Reporting Person in connection with the acquisition of the Shares.

If the Proposed Transaction (as defined in Item 4) is consummated, the Reporting Persons anticipate that the aggregate consideration payable to the holders other than the Reporting Persons of the Issuer, based on the Offer Price described in Item 4, will be funded by a combination of (a) the rollover of all Shares beneficially owned by the Reporting Persons into equity interests in BidCo (as defined in Item 4) or its parent, (b) equity contributions from the Reporting Persons and any additional equity sources, and (c) potential third-party debt financing, and (d) any other sources of funds permitted by applicable law and the definitive transaction documentation. No definitive debt or equity financing commitment has been entered into as of the date of this Statement. The final source and amount of funds will be disclosed in an amendment hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 1, 2026, WC and EVT entered into a consortium agreement (the "Consortium Agreement") pursuant to which they agreed to cooperate, on an exclusive basis, in connection with a proposed acquisition of all of the outstanding Shares of the Issuer that are not already beneficially owned by the Reporting Persons, by means of a statutory merger or similar transaction pursuant to which the Issuer would become a privately held company (the "Proposed Transaction"). The Consortium Agreement provides, among other things, for (i) the Parties' agreement to coordinate with respect to the Proposed Transaction, (ii) restrictions on the transfer of Shares, (iii) mutual consent over material economic and structural terms, financing, admission of additional consortium members and definitive documentation, and (iv) sharing of third-party fees and expenses. The Consortium Agreement also provides that the Reporting Persons have agreed to work cooperatively with respect to the Proposed Transaction and not to, among other things, (a) make or facilitate a competing proposal for the acquisition of control of the Issuer or (b) acquire or dispose of any securities of the Issuer except as contemplated by the Proposed Transaction.

Concurrently with the execution of the Consortium Agreement, on May 1, 2026, the Reporting Persons delivered to the Board of Directors of the Issuer a preliminary non-binding proposal letter (the "Proposal Letter") proposing to acquire, through a newly formed acquisition entity (which may include a parent holding company and a wholly owned merger subsidiary) (the "BidCo"), all outstanding Shares not already beneficially owned by the Reporting Persons for US$10.75 per Share in cash (the "Offer Price"). The Offer Price is preliminary and non-binding, and remains subject to confirmatory due diligence, financing arrangements, market conditions, changes in the Issuer's capitalization, including any issuance under the Issuer's at-the-market offering program, and negotiation of definitive transaction documents. Based on publicly available trading data referenced in the Proposal Letter, the Offer Price represents a premium of approximately 168.8% to the closing price of the Issuer's Common Stock on April 30, 2026, and approximately 257.3% and 224.6% to the volume-weighted average closing price during the last 30 and 60 trading days ended April 30, 2026, respectively. The Proposal Letter recommends that the Board of Directors of the Issuer form a special committee of independent and disinterested directors to consider, evaluate, and negotiate the Proposed Transaction, and that the special committee retain its own independent legal and financial advisors.

The Proposal Letter is non-binding, does not constitute a binding offer, agreement or commitment of any kind, and does not commit the Reporting Persons or the Issuer to enter into a definitive agreement. No legally binding obligation in respect of the Proposed Transaction will arise unless and until definitive transaction documents mutually satisfactory to the Reporting Persons and the special committee are executed and delivered.

Neither the Proposal Letter nor this Statement constitutes an offer to purchase or a solicitation of an offer to sell any securities of the Issuer.

If the Proposed Transaction is completed, the Shares would be delisted from the Nasdaq Capital Market, and the Issuer's obligation to file periodic reports under the Exchange Act would terminate. Consummation of the Proposed Transaction may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including the acquisition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change in the present board of directors and management of the Issuer (as the surviving company in the merger), a change to the Issuer's capitalization, a change to the Issuer's charter, articles of incorporation, bylaws or similar instruments, the delisting of the Shares from the Nasdaq Capital Market, and the deregistration of the Shares under the Exchange Act.

The Proposed Transaction, if pursued, is expected to constitute a "going private" transaction under Rule 13e-3 under the Exchange Act, and the applicable filing persons expect to comply with any applicable Schedule 13E-3 disclosure requirements.

Except as described in this Statement, and subject to the provisions of the Consortium Agreement and the Proposal Letter, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to formulate plans or proposals regarding the Issuer or its securities and to take such actions with respect thereto as they deem appropriate in light of circumstances existing from time to time.

The summaries of the Consortium Agreement and the Proposal Letter contained in this Statement are qualified in their entirety by reference to the full text of the Consortium Agreement and the Proposal Letter, copies of which are filed as exhibits hereto and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information of the Reporting Persons with respect to Rows 7 through 13 and the accompanying footnotes of the cover pages to this Statement is incorporated herein by reference in its entirety.

As a result of the execution of the Consortium Agreement and the delivery of the Proposal Letter described in Item 4, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As such, the group may be deemed to beneficially own, in the aggregate, 5,564,886 Shares, representing approximately 9.2% of the Shares issued and outstanding. However, each Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, and the filing of this Statement shall not be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares beneficially owned by the other Reporting Persons for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each Reporting Person is responsible only for the information contained in this Statement concerning itself, and assumes no responsibility for the accuracy or completeness of information concerning any other Reporting Person, except to the extent that it knows or has reason to believe that such information is inaccurate.

All percentages set forth herein are based on 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information of the Reporting Persons with respect to Rows 7 through 13 and the accompanying footnotes of the cover pages to this Statement is incorporated herein by reference in its entirety.

As a result of the execution of the Consortium Agreement and the delivery of the Proposal Letter described in Item 4, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As such, the group may be deemed to beneficially own, in the aggregate, 5,564,886 Shares, representing approximately 9.2% of the Shares issued and outstanding. However, each Reporting Person expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, and the filing of this Statement shall not be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares beneficially owned by the other Reporting Persons for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each Reporting Person is responsible only for the information contained in this Statement concerning itself, and assumes no responsibility for the accuracy or completeness of information concerning any other Reporting Person, except to the extent that it knows or has reason to believe that such information is inaccurate.

All percentages set forth herein are based on 60,759,711 Shares issued and outstanding as of April 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.
Transactions in the class effected during the past sixty days: To the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days. The Reporting Persons note that any future issuance of Shares by the Issuer, including under the Issuer's at-the-market offering program disclosed on April 28, 2026, may result in a corresponding decrease in the percentage of class beneficially owned by the Reporting Persons. The Reporting Persons will file an amendment to this Schedule 13D to the extent required by Rule 13d-2.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference in its entirety into this Item 6.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, dated as of May 1, 2026, with respect to the joint filing of this Statement and any amendments hereto. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except for the Consortium Agreement, the Proposal Letter, the Exchange Agreement, and the Joint Filing Agreement, and except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or any pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated as of May 1, 2026, by and among the Reporting Persons (filed herewith).

2. Consortium Agreement, dated as of May 1, 2026, by and between Wealthy Concord Limited and East Valley Technology Limited (filed herewith).

3. Preliminary Non-Binding Proposal Letter, dated May 1, 2026, from the Reporting Persons to the Board of Directors of the Issuer (filed herewith).

4. Agreement and Plan of Securities Exchange dated September 10, 2025, by and among GD Culture Group Limited, Pallas Capital Holding Ltd, and the shareholders of Pallas Capital Holding Ltd (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2025).

## Signatures
- Wealthy Concord Ltd: /s/ ZHANG Binyang, ZHANG Binyang, Sole Director (05/01/2026)
- East Valley Technology Ltd: /s/ CUI Runan, CUI Runan, Sole Director (05/01/2026)
- ZHANG Binyang: /s/ ZHANG Binyang, ZHANG Binyang, Individual (05/01/2026)
- CUI Runan: /s/ CUI Runan, CUI Runan, Individual (05/01/2026)